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                                 eUniverse, Inc.
                        101 North Industrial Plains Road
                         Wallingford, Connecticut 06492





May 9, 2000

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Renee Fried, Esq.

         Re:   eUniverse, Inc.
               Form SB-2 filed September 13, 1999
               Registration No. 333-86959

Ladies and Gentlemen:

         eUniverse, Inc. (the "Company") hereby requests the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of the above-referenced Registration Statement of the Company filed with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's preferred stockholders, the selling shareholders under the Registration Statement, have decided not to pursue registration of shares of the Company's Common Stock underlying its preferred stock at this time. The Registration Statement has never become effective and the Company has not sold any of the securities included in the Registration Statement filed under the Exchange Act.

         If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned.

                                   Sincerely,

                                   /s/ William R. Wagner
                                   -------------------------------------
                                   William R. Wagner
                                   Chief Financial Officer